UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31015 / April 15, 2014

In the Matter of

PENNANTPARK INVESTMENT CORPORATION
PENNANTPARK FLOATING RATE CAPITAL LTD.
PENNANTPARK INVESTMENT ADVISERS, LLC
PENNANTPARK CREDIT OPPORTUNITIES FUND, LP
PENNANTPARK FLOATING RATE CAPITAL FUNDING I, LLC
PENNANTPARK SBIC LP
PENNANTPARK SBIC II LP

590 Madison Avenue
15th Floor
New York, NY 10022

(File No. 812-14134)

ORDER UNDER SECTIONS 17(d), 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

PennantPark Investment Corporation, PennantPark Floating Rate Capital Ltd., PennantPark
Floating Rate Capital Funding I, LLC, PennantPark SBIC LP, PennantPark SBIC II LP,
PennantPark Credit Opportunities Fund, LP and PennantPark Investment Advisers, LLC filed an
application on March 15, 2013, and amendments to the application on August 7, 2013, December
5, 2013, March 5, 2014 and March 20, 2014, requesting an order under sections 17(d), 57(a)(4)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1under the Act. The order permits certain business development companies
and registered closed-end management investment companies (collectively, "Regulated Funds")
to co-invest in portfolio companies with each other and with affiliated investment funds.

On March 19, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 30985). The notice gave interested persons an opportunity to request a hearing

and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d), 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by PennantPark Investment Corp., et al. (File No. 812-14134) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary